Exhibit 2

Chunghwa Telecom Reports Consolidated Operating Results
for the First Quarter of 2012

Taipei, Taiwan, R.O.C. April 30, 2012 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its operating results for the first quarter of 2012. All figures were prepared in accordance with generally accepted accounting principles of the Republic of China (“ROC GAAP”) on a consolidated basis.

(Comparisons, unless otherwise stated, are to the prior year period)

First Quarter 2012 Financial Highlights

•                  Total consolidated revenue increased by 5.6% to NT$55.4 billion

•                  Mobile communications revenue increased by 12.0% to NT$25.6 billion; mobile value-added services (VAS) revenue increased by 29.2% to NT$4.6 billion

•                  Internet revenue increased by 1.7% to NT$6.2 billion; internet VAS revenue increased by 1.6% to NT$0.6 billion

•                  Domestic fixed communications revenue decreased by 1.1% to NT$19.0 billion

•                  International fixed communications revenue decreased by 4.0% to NT$3.6 billion

•                  Total operating costs and expenses increased by 14.4% to NT$44.1 billion

•                  Net income totaled NT$9.5 billion, representing a 19.8% decrease

•                  Basic earnings per share (EPS) decreased by 18.7% to NT$1.22

Dr. Shyue-Ching Lu, Chairman and Chief Executive Officer, said, “We began 2012 with a solid market leadership for all of our major business segments.  For the first quarter, our growth was driven primarily by mobile business such as value-added services, increase of mobile internet subscribers, and innovative mobile service marketing.  In addition, our MOD/IPTV is also gaining traction due to both increased ARPU and market share.  We have executed well against the interim set-backs from the various business and regulatory environment.  We will continue to poise Chunghwa Telecom for growth and share gains as markets stabilize.  Our strong market leadership, quality product portfolio, strong cash generation and healthy balance sheet give us the confidence in delivering a resilient overall performance.”

Chunghwa’s total consolidated revenue for the first quarter of 2012 increased by 5.6% year-over-year to NT$55.4 billion, of which 34.3% was from the domestic fixed business, 46.2% was from the mobile business, 11.2% was from the internet business, 6.6% was from the international fixed business, and the remainder was from others. The revenue growth was primarily due to the increase in mobile VAS revenue and handset sales. However, this increase was offset by the decline in mobile voice revenue. Additionally, the decline in Domestic Long Distance (“DLD”) and broadband revenue from the tariff cuts also partially offset the overall growth.

Domestic fixed revenue totaled NT$19.0 billion, representing a decrease of 1.1% year-over-year. Of which, local revenues increased by 1.9% year-over-year, mainly due to the shift of pricing right for fixed to mobile calls. The 32.2% decline in DLD revenues was due to the mandatory tariff cut starting 2012. However, the tariff cut stimulated the overall traffic growth, resulting in less revenue impact than previously anticipated.

Broadband access revenue, including ADSL and Fiber to the x (“FTTx”), decreased by 9.2% year-over-year to NT$4.7 billion, primarily due to the Company’s voluntary broadband tariff reductions, as well as the mandated the National Communication Committee (“NCC”) tariff reduction.

Total revenue for the mobile business amounted to NT$25.6 billion for the first quarter 2012, representing a year-on-year increase of 12.0%, mainly due to the 29.2% growth in mobile VAS revenue and 53.7% increase in handset sales from smartphone promotions, which offset the decline in mobile voice revenue. The decline in mobile voice revenue resulted primarily from the fixed to mobile calls pricing right shift, the marketing campaign and the NCC mandated tariff reduction.

Chunghwa’s internet business revenue grew to NT$6.2 billion in the first quarter of 2012, representing an increase of 1.7% year-over-year, due to the higher revenue for ICT business and internet VAS, offsetting the HiNet revenue decline from the tariff cut along with broadband access services.

International fixed line revenue decreased by 4.0% to NT$3.6 billion, primarily due to the decrease in international long distance service revenue as a result of market competition.

Other revenue increased by 81.6%, primarily due to construction revenue from the property development subsidiary, Light Era.

Costs and Expenses

Total operating costs and expenses for the first quarter of 2012 amounted to NT$44.1 billion, an increase of 14.4% compared to the same period of 2011. This increase was mainly consists of 69.8% from cost of handset sold, 14.6% from corporate solution and ICT project costs and 6.1% from maintenance and material expenses for broadband service promotion.

Income Tax

Income tax expense for the first quarter of 2012 was NT$2.0 billion, representing a 15.7% decrease compared to NT$2.3 billion for the same period of 2011.  This decrease was due to lower income from operations.

EBITDA and Net Income

EBITDA for the first quarter of 2012 decreased by 11.8% to NT$19.4 billion, while income from operations decreased by 18.7% to NT$11.3 billion. The decreases in both EBITDA and income from operations reflected higher operating costs and expenses.

The EBITDA margin for the first quarter of 2012 was 35.0% compared to 41.9% in the same period of 2011, and the operating margin was 20.4%, compared to 26.6% in the previous year.  As a result, net income decreased by 19.8% year-over-year to NT$9.5 billion, and EPS decreased by 18.7% year-over-year to NT$1.22.

Capital Expenditure (“Capex”)

Total capex for the first quarter of 2012 amounted to NT$6.7 billion, representing a 52.9% year-over-year increase. Of the NT$6.7 billion capex figure, 49.8% was used for the domestic fixed communications business, 29.7% was for the mobile business, 11.9% was for the internet business, 7.2% was for the international fixed communications business, and the remainder was for other uses.

Cash Flow

Cash flow from operating activities for the first quarter of 2012 increased by 34.9% year-over-year to NT$13.1 billion.  The increase was mainly because starting 2011, the company adjusted its billing period for monthly fees one month later to be in line with that for communication charges, hence account receivable for the first quarter 2011 increased accordingly.

Business and Operational Highlights

Broadband/HiNet

•                          As of the end of the first quarter 2012, FTTx subscribers had reached 2.5 million, accounting for 55.8% of total broadband users. This year, the Company is continuing its execution on FTTx migration as well as to increase the total broadband subscriber base. Although the tariff reductions reduced the revenue, we will continue migrate customers to higher speed services and provide high definition programs, such as broadcasting of the coming Olympic Games, to accelerate the revenue recovery.

•                          HiNet broadband subscribers totaled 3.7 million at the end of March 2012, a year-over-year rise of 3.2%.

Mobile

•                          As of the end of March 2012, Chunghwa had 10.1 million mobile subscribers, an increase of 3.1% compared to 9.8 million a year ago.

•                          As of the end of March 2012, Chunghwa had 1.8 million mobile internet subscribers compared to 1.5 million subscribers as of the end of 2011, demonstrating the strong growth momentum that the Company has achieved. As a result, Chunghwa enhanced its target number for mobile internet subscriber to 2.35 million by the end of 2012.

•                          Mobile VAS revenue for the first quarter 2012 rose 29.2% year-over-year to NT$4.6 billion, with mobile internet revenue increasing 58.7% year-over-year, representing the largest contributor to VAS revenue.

Domestic/International Fixed-line

•                          As of the end of March 2012, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.0 million.

•                          Until now, Chunghwa’s Multimedia-on-demand (MOD) subscriber number had reached 1.1 million, and is still increasing, indicating that the enriched content is satisfying customer demands.  MOD ARPU also increased significantly to NT$145 in the first quarter, representing a growth of 15.7% compared to the same period of 2011.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at www.cht.com.tw/ir/filedownload.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in

Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other expenses, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

EBITDA is not a measure of financial performance under U.S. GAAP or ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with U.S. GAAP or ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. The Company provides fixed-line, mobile and internet and data services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen
Phone:	+886 2 2344 5488
Email:	chtir@cht.com.tw